Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2015
Earnings
Income before income taxes	$1,530
Add/(Deduct):
Equity in net income of affiliated companies	(24)
Dividends from affiliated companies	—
Fixed charges excluding capitalized interest	1,826
Earnings	$3,332

Fixed charges
Interest expense	$1,819
Interest portion of rental expense (a)	7
Capitalized interest	1
Total fixed charges	$1,827

Ratios
Ratio of earnings to fixed charges	1.8
__________

(a)	One-third of all rental expense is deemed to be interest.